Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of KNOT Offshore Partners LP for the registration of common units representing limited partner interests, other classes of units representing limited partner interests, options, warrants, rights and debt securities and to the incorporation by reference therein of our reports dated March 19, 2020, with respect to the consolidated financial statements of KNOT Offshore Partners LP, and the effectiveness of internal control over financial reporting of KNOT Offshore Partners LP, included in its Annual Report (Form 20-F) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AS

Oslo, Norway

September 1, 2020